UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Alere Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01449J105
(CUSIP Number)

JEROME LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,892
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,892
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,043
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,043
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,180,678
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,180,678
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,938
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 40,938
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 895,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 895,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,432
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 216,432
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,426,617
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,426,617
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,718
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,718
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,849,736
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,849,736
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,849,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,976,830
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,976,830
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,976,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,976,830
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,976,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,976,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,976,830
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,976,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,976,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CURT R. HARTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON THEODORE E. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,960,000 Shares beneficially owned by Coppersmith Capital is approximately $50,394,374, including brokerage commissions.

The aggregate purchase price of the 41,892 Shares beneficially owned by Scopia Long is approximately $1,074,201, excluding brokerage commissions.

The aggregate purchase price of the 41,043 Shares beneficially owned by Scopia QP LLC is approximately $1,049,165, excluding brokerage commissions.

The aggregate purchase price of the 1,180,678 Shares beneficially owned by Scopia PX is approximately $30,167,836, excluding brokerage commissions.

The aggregate purchase price of the 40,938 Shares beneficially owned by Scopia Partners is approximately $1,046,055, excluding brokerage commissions.

The aggregate purchase price of the 895,418 Shares beneficially owned by Scopia Windmill is approximately $22,925,429, excluding brokerage commissions.

The aggregate purchase price of the 216,432 Shares beneficially owned by Scopia International is approximately $5,523,288, excluding brokerage commissions.

The aggregate purchase price of the 1,426,617 Shares beneficially owned by Scopia PX International is approximately $36,513,875, excluding brokerage commissions.

The aggregate purchase price of the 6,718 Shares beneficially owned by Scopia LB is approximately $172,411, excluding brokerage commissions.

The aggregate purchase price of the 127,094 Shares held in the Managed Account is approximately $3,256,600, excluding brokerage commissions.

The Shares purchased by each of Messrs. Hartman and Martin were purchased with personal funds in open market purchases.  The aggregate purchase price of the 5,000 Shares beneficially owned by Mr. Hartman is $140,945. The aggregate purchase price of the 1,125 Shares beneficially owned by Mr. Martin is $30,804.

CUSIP NO. 01449J105

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On August 1, 2013, the Reporting Persons delivered a letter to the stockholders of the Issuer urging them to enhance board independence and accountability and follow the recommendation of the two leading proxy advisory firms, Institutional Shareholders Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), by voting the BLUE proxy card to elect the Reporting Persons’ highly-qualified, independent nominees to the board of directors of the Issuer (the “Board”) at the upcoming annual meeting of stockholders of the Issuer (the “Annual Meeting”) next Wednesday, August 7, 2013.  The Reporting Persons cautioned fellow stockholders that despite the Issuer’s reported sequential improvements in the second quarter of 2013, lasting improvement requires long-term commitment to change and real accountability in the boardroom. The letter expressed skepticism over management’s reactionary promises to deliver improvements (several of which Coppersmith already proposed) seven days before the Annual Meeting and only after difficult meetings with investors and rejection by both ISS and Glass Lewis.  The Reporting Persons stated they were gratified by widespread support among fellow stockholders for real, dramatic change and accountability that has been desperately lacking at the Issuer for years.  The letter concluded that the debate between the Reporting Persons and the Issuer has always been about who is better equipped to demand answers to the tough questions that management has avoided for a decade: management’s handpicked nominees or independent stockholder representatives.  The Reporting Persons encouraged stockholders to send a message that pressure to perform does not end with the Annual Meeting by voting the BLUE proxy card to elect all three of the Reporting Persons’ nominees.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,337,864 Shares outstanding, as of June 14, 2013, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement in connection with the 2013 Annual Meeting filed with the Securities and Exchange Commission on June 26, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,960,000 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,960,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Coppersmith Capital since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,960,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,960,000

(c)
Mr. Lande has not engaged in any transaction in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares by Coppersmith Capital since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,960,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,960,000

(c)
Mr. Rosenblum has not engaged in any transaction in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares by Coppersmith Capital since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 41,892 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,892
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,892
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

E.	Scopia QP LLC

(a)	As of the close of business on the date hereof, Scopia QP LLC beneficially owned 41,043 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,043
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 1,180,678 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,180,678
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,180,678
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 40,938 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 40,938
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 40,938
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 895,418 Shares.

Percentage: Approximately 1.1%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 895,418
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 895,418
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 216,432 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 216,432
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 216,432
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 1,426,617 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,426,617
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,426,617
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.           Scopia LB

(a)	As of the close of business on the date hereof, Scopia LB beneficially owned 6,718 Shares.

Percentage: Less than 1%

CUSIP NO. 01449J105

(b)	1. Sole power to vote or direct vote: 6,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,718
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 41,892 Shares owned by Scopia Long; (ii) 41,043 Shares owned by Scopia QP LLC; (iii) 1,180,678 Shares owned by Scopia PX; (iv) 40,938 Shares owned by Scopia Partners; (v) 6,718 Shares owned by Scopia LB; (vi) 895,418 Shares owned by Scopia Windmill; (vii) 216,432 Shares owned by Scopia International; and (viii) 1,426,617 Shares owned by Scopia PX International.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 3,849,736
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,849,736
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Management

(a)
Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Managed Account, may be deemed the beneficial owner of the: (i) 41,892 Shares owned by Scopia Long; (ii) 41,043 Shares owned by Scopia QP LLC; (iii) 1,180,678 Shares owned by Scopia PX; (iv) 40,938 Shares owned by Scopia Partners; (v) 895,418 Shares owned by Scopia Windmill; (vi) 216,432 Shares owned by Scopia International; (vii) 1,426,617 Shares owned by Scopia PX International; (viii) 6,718 Shares owned by Scopia LB and (ix)  127,094 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 3,976,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,976,830
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 01449J105

(c)
Scopia Management has not directly entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 41,892 Shares owned by Scopia Long; (ii) 41,043 Shares owned by Scopia QP LLC; (iii) 1,180,678 Shares owned by Scopia PX; (iv) 40,938 Shares owned by Scopia Partners; (v) 895,418 Shares owned by Scopia Windmill; (vi) 216,432 Shares owned by Scopia International; (vii) 1,426,617 Shares owned by Scopia PX International; (viii) 6,718 Shares owned by Scopia LB and (ix)  127,094 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,976,830
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,976,830

(c)
Mr. Sirovich has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 41,892 Shares owned by Scopia Long; (ii) 41,043 Shares owned by Scopia QP LLC; (iii) 1,180,678 Shares owned by Scopia PX; (iv) 40,938 Shares owned by Scopia Partners; (v) 895,418 Shares owned by Scopia Windmill; (vi) 216,432 Shares owned by Scopia International; (vii) 1,426,617 Shares owned by Scopia PX International; (viii) 6,718 Shares owned by Scopia LB and (ix)  127,094 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,976,830
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,976,830

CUSIP NO. 01449J105

(c)
Mr. Mindich has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

P.	Mr. Hartman

(a)	As of the close of business on the date hereof, Mr. Hartman beneficially owns 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hartman since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Mr. Martin

(a)	As of the close of business on the date hereof, Mr. Martin beneficially owns 1,125 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,125
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,125
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Martin since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 5,942,955 Shares, constituting approximately 7.3% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

99.1 Letter to the Stockholders of Alere Inc., dated August 1, 2013.

CUSIP NO. 01449J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE, Individually and as Attorney-In-Fact for Curt R. Hartman and Theodore E. Martin

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 01449J105

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member
SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA LB LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

CUSIP NO. 01449J105

SCOPIA CAPITAL GP LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA CAPITAL MANAGEMENT LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 01449J105

SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

COPPERSMITH CAPITAL MANAGEMENT, LLC

10,000	29.0142	07/25/2013

SCOPIA LONG LLC

130	28.6920	07/24/2013
103	28.4864	07/24/2013
1,067	28.9342	07/25/2013
8	29.0550	07/26/2013
1,266	29.0864	07/26/2013

SCOPIA PARTNERS QP LLC

127	28.6920	07/24/2013
101	28.4864	07/24/2013
1,042	28.9342	07/25/2013
8	29.0550	07/26/2013
1,237	29.0864	07/26/2013

SCOPIA PX, LLC

3,615	28.6920	07/24/2013
2,875	28.4864	07/24/2013
29,606	28.9342	07/25/2013
236	29.0550	07/26/2013
35,114	29.0864	07/26/2013

SCOPIA PARTNERS LLC

101	28.4864	07/24/2013
128	28.6920	07/24/2013
1,049	28.9342	07/25/2013
1,244	29.0864	07/26/2013
8	29.0550	07/26/2013

SCOPIA WINDMILL FUND, LP

2,207	28.4864	07/24/2013
2,775	28.6920	07/24/2013
22,729	28.9342	07/25/2013
26,957	29.0864	07/26/2013
181	29.0550	07/26/2013

CUSIP NO. 01449J105

SCOPIA INTERNATIONAL MASTER FUND LP

535	28.4864	07/24/2013
673	28.6920	07/24/2013
5,517	28.9342	07/25/2013
6,543	29.0864	07/26/2013
44	29.0550	07/26/2013

SCOPIA PX INTERNATIONAL MASTER FUND LP

3,459	28.4864	07/24/2013
4,346	28.6920	07/24/2013
35,557	28.9342	07/25/2013
42,166	29.0864	07/26/2013
289	29.0550	07/26/2013

SCOPIA LB LLC

23	28.6920	07/24/2013
18	28.4864	07/24/2013
193	28.9342	07/25/2013
1	29.0550	07/26/2013
230	29.0864	07/26/2013

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Scopia Managed Account)

314	28.4864	07/24/2013
395	28.6920	07/24/2013
3,240	28.9342	07/25/2013
3,843	29.0864	07/26/2013
25	29.0550	07/26/2013

CURT HARTMAN

4,000	28.4060	07/24/2013

THEODORE MARTIN

200	29.0050	07/25/2013